

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Chantel Ray Finch
President
CR Global Holdings, Inc.
1833 Republic Rd, Suite 103
Virginia Beach, VA 23454

> **Re: CR Global Holdings, Inc.**
> **Amended Offering Statement on Form 1-A**
> **Filed June 8, 2020**
> **File No. 024-11374**

Dear Ms. Finch:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amended Form 1-A filed June 8, 2020

General

1. We note that you are now offering 1 million shares of class B common stock. We also note the disclosure in the security ownership of management section that you expect to establish the classes of common stock before June 30, 2020. Please file the corporate documents setting forth the designation of the class A and class B common stock and setting forth the rights associated with the classes of common stock, such as in the corporate charter or bylaws. Please also revise the legality opinion to opine upon the class of common stock being offered and update the corporate documents reviewed in rendering such opinion. Please revise the offering circular cover page to disclose the disparate voting and dividend rights associated with class A and class B common stock and include risk factor disclosure.

2.   We reissue prior comment one. Please update the prospectus as of the most recent practicable date. We note that the information on employees and independent contractors is as of December 31, 2020, and the management section is as of January 1, 2020.

Summary, page 1

3.   Please reconcile the amount of shares of class B common stock to be outstanding after the offering, assuming the maximum is sold, with the disclosure of the amount currently outstanding. We note that Ms. Finch owns 2 million shares of class B common stock and Ms. Roemmich owns 50,000 shares of class B common stock. Therefore, the amount that would be outstanding after this offering, assuming the maximum amount is sold, would be 3,050,000 shares of class B common stock. Please reconcile with the disclosure on page 7 that there will be 3 million shares of class B common stock outstanding.

Company Information, page 6

4.   We note your disclosure that CR Global Holdings, Inc. (the "Company" or "Global Holdings") acquired Canzell Realty, Inc. ("CR") on June 1, 2021. Please tell us how you accounted for this transaction and the accounting guidance you relied upon.   Your response should include a summary of the significant terms of the acquisition agreement.

5.   Further to our above comment, it appears the financial statements including within your filing represent the historical financial statements of Canzell Realty, Inc. as your predecessor. Please clarify how you have met the financial statement requirements outlined within Part F/S of Form 1-A for CR Global Holdings, Inc. as the issuer.

Security Ownership of Management and Certain Securityholders, page 32

6.   Please revise the percent of ownership of each class of securities as of the most recent practicable date, not including the shares being offered in the offering statement. In addition, please provide the amount and percent held by officers and directors as a group. See Item 12 of Part II of Form 1-A.

Interest of Management and Others in Certain Transactions, page 33

7.   We reissue prior comment 2. For each related party transaction, please clearly disclose the dollar amount involved in each transaction. See Item 13(a) of Part II of Form 1-A.

Exhibits

8.   We note your response to prior comment 6. We note that you has filed your auditors' consent as Exhibit 13 which is assigned to "Testing the waters" materials instead of Exhibit 11 which is assigned to Consents. Please revise to comply with Item 17.11 of Part III-Exhibits of Form 1-A.

   You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Clement Abrams, Esq.